Luminex Corporation
12212 Technology Boulevard
Austin, Texas 78727
July 12, 2007
VIA EDGAR AND OVERNIGHT COURIER
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549
Mail Stop 6010

Re:	Luminex Corporation
Form 10-K for the Year Ended December 31, 2006
Form 10-Q for the Quarterly Period Ended March 31, 2007
File No. 0-30109
Dear Mr. Rosenberg:
     The following sets forth the responses of Luminex Corporation (“Luminex” or the “Company”) to the comments issued by the staff of the Securities and Exchange Commission (the “Staff”) on Luminex’ Form 10-K for the year ended December 31, 2006 and Form 10-Q for the quarterly period ended March 31, 2007. For your convenience, we have set out the text of the Staff’s comments, followed in each case by the Company’s response.
Form 10-K for the year ended December 31, 2006
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates, page 33
1.	Although you discuss numerous estimates and the nature of the uncertainties underlying these estimates, you do not appear to discuss or quantify the related variability in operating results that has occurred or you expect to be reasonably likely to occur. For each of your identified critical accounting policies and estimates please provide us in a disclosure-type format revised disclosure that:
•	quantifies the changes in your estimates that you recorded during each of the periods covered in your filing; and

•	quantifies the expected reasonably likely variability of your estimates as of the latest balance sheet date presented in your filing.

Mr. Jim B. Rosenberg
Securities and Exchange Commission
July 12, 2007

Response:
We supplementally advise the Staff that there are three of our critical accounting policies for which estimates are relevant: inventory reserves, estimated cost of product warranties and allowance for doubtful accounts. We respectfully refer the Staff to the discussions in Notes 3 and 7 of the Annual Report on Form 10-K which quantify the changes in estimates recorded during the periods covered in the report for the estimated cost of product warranties and allowance for doubtful accounts. However, we propose to cross-reference these discussions as indicated in the sample disclosure below in future filings to assist the reader in locating this information.
We note that the inventory valuation reserve balance at December 31, 2003 and the write-offs of excess and obsolete inventory in 2004 were significantly higher than the comparable balances and activity in 2005 and 2006. The Company believes that the reserve balances and activity in 2005 and 2006 more accurately reflect the current and on-going inventory reserve that is necessary for the Company. The larger balance at December 31, 2003 and write-offs in 2004 were related to a write-down and subsequent disposal of slow-moving inventory at that time that is not expected to recur.
Set forth below is an example of the disclosure the Company proposes to include in future filings with the Commission, including the Company’s Annual Report on Form 10-K for the fiscal year ending December 31, 2007, in response to the Staff’s comments. The additional disclosure is set forth in italics, with deletions to the original text marked where applicable.
Inventory Valuation. Inventories are valued at the lower of cost or market value and have been reduced by an allowance for excess and obsolete inventories. At December 31, 2006, the two major components of the allowance for excess and obsolete inventory were (i) a specific reserve for inventory items that we no longer use in the manufacture of our products or that no longer meet our specifications and (ii) a reserve against slow moving items for potential obsolescence. The total estimated allowance is reviewed on a regular basis and adjusted based on management’s review of inventories on hand compared to estimated future usage and sales. While management believes that adequate write-downs for inventory obsolescence have been made in the consolidated financial statements, scientific and technological advances will continue and the Company could experience additional inventory write-downs in the future. However, the Company does not believe this estimate is subject to significant variability. The following table summarizes the changes in the allowance for excess and obsolete inventory (in thousands):

Mr. Jim B. Rosenberg
Securities and Exchange Commission
July 12, 2007

Balance at December 31, 2003	$1,110
Write-offs of excess and obsolete inventory	(903)
Additions to allowance	330

Balance at December 31, 2004	$537
Write-offs of excess and obsolete inventory	(404)
Additions to allowance	328

Balance at December 31, 2005	$461
Write-offs of excess and obsolete inventory	(306)
Additions to allowance	265

Balance at December 31, 2006	$420

Warranties. We provide for the estimated cost of product warranties at the time revenue is recognized. While we engage in product quality programs and processes, our warranty obligation is affected by product failure rates, material usage and service delivery costs incurred in correcting a product failure. While management believes that adequate reserve has been made in the consolidated financial statements for product warranties, sShould actual product failure rates, material usage or service delivery costs differ from our estimates, revisions to the estimated warranty liability would be required. However, the Company does not believe this estimate is subject to significant variability. See Note 7 of our Consolidated Financial Statements provided herein in Item 8 for additional information on the changes in our warranty reserve for the three years ended December 31, 2006.
Accounts Receivable and Allowance for Doubtful Accounts. We continuously monitor collections and payments from our customers and maintain allowances for doubtful accounts based upon our historical experience and any specific customer collection issues that we have identified. While such credit losses historically have been within our expectations, there can be no assurance that we will continue to experience the same level of credit losses that we have in the past. A significant change in the liquidity or financial position of any one of our significant customers, or a deterioration in the economic environment, in general, could have a material adverse impact on the collectibility of our accounts receivable and our future operating results, including a reduction in future revenues and additional allowances for doubtful accounts. However, the Company does not believe this estimate is subject to significant variability. See Note 3 of our Consolidated Financial Statements provided herein in Item 8 for additional information on the changes in our allowance for doubtful accounts for the three years ended December 31, 2006.

Mr. Jim B. Rosenberg
Securities and Exchange Commission
July 12, 2007

Notes to Consolidated Financial Statements
Note 1: Description of Business and Summary of Significant Accounting Policies
Earnings Per Share, page 51
2.	Please provide us in disclosure-type format a revised policy disclosure that clearly indicates how you treat your contingently returnable restricted stock awards for both basic and diluted earnings per share purposes. Please see paragraphs 10 and 30 of SFAS 128.
Response:
Set forth below is an example of the disclosure the Company proposes to include in future filings with the Commission, including the Company’s Annual Report on Form 10-K for the fiscal year ending December 31, 2007, in response to the Staff’s comments. The additional disclosure is set forth in italics, with deletions to the original text marked where applicable.
Basic net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common shares outstanding during the period. Contingently returnable restricted stock awards are excluded from the computation of basic net income (loss) per share until such time as all conditions necessary for lapse of vesting restrictions have been met.
Diluted net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common and common equivalent shares outstanding during the period. Potentially dilutive securities composed of incremental common shares issuable upon the exercise of stock options and warrants, and common shares issuable on conversion of preferred stock, and contingently returnable restricted stock awards are included in the calculation of diluted loss per share if their effect is dilutive ~~were excluded from historical diluted loss per share because of their anti-dilutive effect.~~
Form 10-Q for the quarterly period ended March 31, 2007
Notes to Condensed Consolidated Financial Statements
Note 2: Acquisitions, page 4
3.	You disclose that immediately subsequent to your acquisition of Tm Bioscience you retired approximately $13.2 million of its debt including approximately $1.0 million of related fees. It appears from adjustment number eight to your pro forma statement of operations filed as an Exhibit to your Form 8-K/A on May 9, 2007 that the “related fees” include a prepayment penalty. It is unclear how you and Tm Bioscience accounted for

Mr. Jim B. Rosenberg
Securities and Exchange Commission
July 12, 2007

this prepayment penalty. Please provide us in a disclosure-type format revised disclosure that indicates the nature of the $1.0 million in fees and indicates how you accounted for them in your consolidated financial statements. Please reference for us separately the authoritative literature you relied upon to support your accounting.
Response:
Set forth below is an example of the disclosure the Company proposes to include in future filings with the Commission, including the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ending June 30, 2007, in response to the Staff’s comments. The additional disclosure is set forth in italics, with deletions to the original text marked where applicable. We supplementally advise the Staff that Tm and the Company relied on the guidance under paragraph 8 of SFAS 5 for recording this liability. As of Tm’s balance sheet dated February 28, 2007, this penalty was both probable and estimable based on the February 21, 2007 triggering event and the agreement with the debt holder. The probability of payment and estimate of value of this liability was subsequently confirmed on March 2, 2007 when payment was made to and accepted by the debt holder.
Immediately subsequent to the acquisition, we retired approximately $13.2 million of Tm debt, including an approximately $1.0 million ~~of~~ related ~~fees~~ contractual penalty, by using existing cash reserves. Under the terms of one of the retired debt instruments, the balance of the note became callable upon the acquisition and was subject to a contractual penalty if either called by the debt holder or prepaid by Tm. The penalty was triggered when the Tm shareholders ratified the acquisition of Tm by Luminex on February 21, 2007. The penalty was recorded by Tm prior to Luminex’ acquisition based on the penalty amount agreed by the debt holder, and was reflected in opening balance of “Other current liabilities assumed.” The impact of the acquisition on our liquidity is more fully described under “Liquidity and Capital Resources.”
4.	You disclose that you recorded $64.6 million in goodwill related to the Tm Bioscience acquisition and that this goodwill is subject to adjustment over the next three quarters for, among other things, recording of all transaction related costs, the allocation of the purchase price based on an expert valuation of Tm Bioscience’s assets and liabilities and the evaluation of potential impairment of the remaining goodwill balance. Please address the following comments:
a. It is unclear from your disclosure whether you reflect all tangible and intangible assets and liabilities of Tm Bioscience at fair value or whether you merely recorded the excess of the purchase price over the historical book value of Tm Bioscience as goodwill subject to the completion of your expert valuation of Tm Bioscience’s assets and liabilities. It appears from your pro forma financial statements filed with your May 9, 2007 Form 8-K/A that you have yet to identify intangible assets not recorded on the books of Tm Bioscience. Please provide us in a disclosure-type format revised disclosure that clearly identifies all material tangible and intangible assets and liabilities and reflects

Mr. Jim B. Rosenberg
Securities and Exchange Commission
July 12, 2007

your preliminary estimate of their fair values as required by paragraph 35 of SFAS 141 including acquired in-process research and development, as may be required by paragraph 42.
Response:
Set forth below is an example of the disclosure the Company proposes to include in future filings with the Commission, including the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ending June 30, 2007, in response to the Staff’s comments. The additional disclosure is set forth in italics.
The following table summarizes the estimated fair values of net assets at the date of acquisition (in thousands). Tangible assets and liabilities are currently recorded at the historical book value on the books of Tm which is expected to approximate fair market value pending our final analysis of these values. Intangible assets are currently pending analysis of their fair market value. The intangible assets being evaluated are: trade name (Tag-It), customer list/contracts, technology/trade secrets, employee workforce, and in-process research and development needing to be expensed per SFAS 141. Any change in the fair value of the net assets of LMD is expected to change the amount of the purchase price allocable to goodwill.

Amount
Cash	940
Other current assets	3,102
Other assets	56
Property and equipment	2,884
Intangible assets	2,063
Goodwill	64,618

Total assets	73,663

Current portion of debt assumed	12,447
Accrued severance assumed	2,120
Other current liabilities assumed	8,510
Long-term debt assumed	3,351
Other long-term liabilities assumed	234

Total liabilities	26,662

Purchase price	$47,001

b. Please provide in a disclosure-type format revised disclosure that indicates the nature of the transaction costs you still expect to incur related to this acquisition and explains why you have yet recorded these costs. Separately reference for us the authoritative literature you rely upon to support your accounting and disclosure.

Mr. Jim B. Rosenberg
Securities and Exchange Commission
July 12, 2007

Response:
Set forth below is an example of the disclosure the Company proposes to include in future filings with the Commission, including the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ending June 30, 2007, in response to the Staff’s comments. The additional disclosure is set forth in italics. We supplementally advise the Staff that the Company relied on the guidance under paragraph 24 and A8 of SFAS 141. Direct costs of the transaction are recorded as incurred.
The acquisition is being accounted for as a purchase business combination in accordance with SFAS 141 and LMD results of operations are included with the Company’s from the date of acquisition, March 1, 2007. The purchase price of the acquisition was approximately $47.0 million, including common stock valued at $41.8 million, which will be adjusted for the valuation of certain conversions of Tm options and warrants and final transaction-related costs. All transaction costs incurred to-date have been recorded. Additional transaction costs will be recorded as incurred and will primarily consist of fees related to our on-going evaluation of the fair market value of Tm’s tangible and intangible assets and liabilities acquired and legal fees related to the finalization of the transaction of approximately $750,000. The purchase price will be allocated to the net assets acquired based on estimates of the fair values at the date of the acquisition.
c. Please represent to us that when you complete your valuation of all the assets and liabilities of Tm Bioscience that you will disclose the name of the independent valuation expert and have them provide their consent in any Securities Act registration statement into which the periodic report is incorporated by reference. Otherwise, please remove all reference and implication to an independent valuation expert in the disclosure-type format revisions you provide us and represent to us that you will not refer to or imply reference to an expert or consultant in future filings under the Exchange Act.
Response:
Set forth below is an example of the disclosure the Company proposes to include in future filings with the Commission, including the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ending June 30, 2007, in response to the Staff’s comments. The additional disclosure is set forth in italics, with deletions to the original text marked where applicable. The Company supplementally represents to the Staff that it will not refer to or imply reference to an expert or consultant in future filings under the Exchange Act unless consent has been provided by the expert or consultant for the reference.
Luminex is in the process of allocating fair values for certain intangible assets ~~using an independent valuation expert~~ identified during the acquisition. The excess purchase price over the fair values of the net tangible assets, identified

Mr. Jim B. Rosenberg
Securities and Exchange Commission
July 12, 2007

intangible assets and liabilities will be allocated to goodwill. Luminex currently has $64.6 million of goodwill recorded related to the Tm acquisition. This balance is subject to adjustment ~~over the course of the next three quarters~~ as Luminex completes certain standard activities around the transaction such as: 1) recording of ~~all~~ final transaction related costs and 2) allocation of the purchase price based on ~~an expert valuation~~ our final determination of the fair market value of Tm’s tangible and intangible assets and liabilities ~~and 3) evaluation of potential impairment of the remaining goodwill balance.~~ As required by SFAS 142, the Company will begin testing of this goodwill balance on an annual basis and on an interim basis if circumstances indicate that necessity. No assurances can be given as to the size of any subsequent goodwill adjustment, if any, at this time. Goodwill is not expected to be deductible for tax purposes.
d. Regarding your reference “...evaluation of potential impairment of the remaining goodwill balance...,” please clarify for us in disclosure-type format whether you are merely indicating the requirement to test goodwill for impairment annually and at dates between annual tests as indicated in paragraphs 26 and 28 of SFAS 142 or, whether as of March 31, 2007 or as of the date you filed your Form 10-Q, certain events occurred or circumstances changed that would more likely than not reduce the fair value of the reporting unit below its carrying amount. If the latter, please clarify for us again in disclosure-type format that you tested the goodwill for impairment following paragraphs 19 through 22 of SFAS 142 and that no impairment was necessary.
Response:
Set forth below is an example of the disclosure the Company proposes to include in future filings with the Commission, including the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ending June 30, 2007, in response to the Staff’s comments. The additional disclosure is set forth in italics, with deletions to the original text marked where applicable.
This balance is subject to adjustment ~~over the course of the next three quarters~~ as Luminex completes certain standard activities around the transaction such as: 1) recording of final transaction related costs and 2) allocation of the purchase price based on ~~an expert valuation~~ our final determination of the fair market value of Tm’s tangible and intangible assets and liabilities ~~and 3) evaluation of potential impairment of the remaining goodwill balance.~~ As required by SFAS 142, the Company will begin testing of this goodwill balance on an annual basis and on an interim basis if circumstances indicate that necessity. No assurances can be given as to the size of any subsequent goodwill adjustment, if any, at this time. Goodwill is not expected to be deductible for tax purposes.
e. Please provide in disclosure-type format revised disclosure that identifies why you expect to take up to three quarters to finalize your purchase accounting allocation. In

Mr. Jim B. Rosenberg
Securities and Exchange Commission
July 12, 2007

this regard, paragraph B183 of SFAS 141 indicates that the allocation period should not be unreasonably extended and you make no disclosure of any preacquisition contingencies or unusual reasons as to why a valuation report of the identified assets and liabilities of Tm Bioscience should take one year to complete.
Response:
Set forth below is an example of the disclosure the Company proposes to include in future filings with the Commission, including the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ending June 30, 2007, in response to the Staff’s comments. The additional disclosure is set forth in italics, with deletions to the original text marked where applicable. The Company supplementally advises the Staff that it is the Company’s intention is to complete the purchase price allocation as soon as possible. The time necessary to gather and evaluate the information to adequately value the acquired intangibles is the primary reason the purchase price allocation is not yet final. The Company currently anticipates that the purchase price allocation will be completed during the third quarter of 2007.
This balance is subject to adjustment ~~over the course of the next three quarters~~ as Luminex completes certain standard activities around the transaction such as: 1) recording of final transaction related costs and 2) allocation of the purchase price based on ~~an expert valuation~~ our final determination of the fair market value of Tm’s tangible and intangible assets and liabilities ~~and 3) evaluation of potential impairment of the remaining goodwill balance.~~
Note 7: Segment Information, page 9
5.	In Note 2 you disclose that you classify the business acquired from Tm Bioscience in your Assay Segment. Please explain to us why it appears that you include the goodwill from this acquisition as an asset of the Technology Segment. Please refer to paragraphs 29, 31 and 32 of SFAS 131 regarding segment asset disclosures and provide us revised disclosure, as necessary.
Response:
The Company supplementally advises the Staff that it inadvertently included the acquired goodwill as an asset in the Technology Segment. The consolidated results are unaffected by this correction. The Company will correct this in future filings with the Commission.

Mr. Jim B. Rosenberg
Securities and Exchange Commission
July 12, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Contractual Obligations, page 18
6.	Please provide us in a disclosure-type format a revised contractual obligation table that includes your principal and interest payments associated with your long-term debt acquired from Tm Bioscience.
Response:
Set forth below is an example of the disclosure the Company proposes to include in future filings with the Commission, including the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ending June 30, 2007, in response to the Staff’s comments. The additional disclosure is set forth in italics, with deletions to the original text marked where applicable.
We currently have approximately ~~$6.9~~ $7.0 million in non-cancelable obligations for the next 12 months. These obligations are included in our estimated cash usage described below.

	Payment Due By Period
		Less Than			More Than
Contractual Obligations	Total	1 Year	1-3 Years	3-5 Years	5 Years
Non-cancelable rental obligations	$5,962	$2,318	$3,544	$100	$—
Non-cancelable purchase obligations(1)	5,180	4,580	600	—	—
Long-term debt obligations(2)	6,332	107	2,491	3,734	—

Total	$17,474	$7,005	$6,635	$3,834	$—

(1)	Purchase obligations include contractual arrangements in the form of purchase orders primarily a result of normal inventory purchases or minimum payments due resulting when minimum purchase commitments are not met. Purchase obligations relating to purchase orders do not extend beyond a year; however, we would expect future years to have these purchase commitments that will arise in the ordinary course of business and will generally increase or decrease according to fluctuations in overall sales volume.

(2)	On December 12, 2003, LMD entered into an agreement with the Ministry of Industry of the Government of Canada under which the Government agreed to invest up to Canadian (“Cdn.”) $7,300,000 relating to the development of several genetic tests. Funds were advanced from Technology Partnerships Canada (“TPC”), a special operating program. The actual payments received by the Company were predicated on eligible expenditures made during the project period which ended on July 31, 2006. LMD has received Cdn. $5,739,000 from TPC which is expected to

Mr. Jim B. Rosenberg
Securities and Exchange Commission
July 12, 2007

be repaid along with approximately Cdn. $1,577,000 of imputed interest for a total of approximately Cdn. $7,316,000.
LMD has agreed to repay the TPC funding through a royalty on specific assay revenue related to the funded product development. Royalty payments commence in 2007 at a rate of 1% of assay revenue and at a rate of 2.5% for 2008 and thereafter. Aggregate royalty repayment will continue until total advances plus imputed interest has been repaid or until April 30, 2015, whichever is earlier. The repayment obligation expires on April 30, 2015 and any unpaid balance will be canceled and forgiven on that date. Repayments denominated in U.S. Dollars are currently projected to be as shown in the table above, but actual future sales generating a repayment obligation will vary from this projection and are subject to the risks and uncertainties described elsewhere in this report, including under “Risk Factors” and “Safe Harbor Cautionary Statement.” Furthermore, payment reflected in U.S. Dollars is subject to adjustment based upon applicable exchange rates as of the reporting date.

Mr. Jim B. Rosenberg
Securities and Exchange Commission
July 12, 2007

     The undersigned, on behalf of the Company, and in response to the request contained in the Comment Letter, hereby acknowledges that:
1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions concerning our responses to your questions and comments, please do not hesitate to contact me at (512) 219-8020, Howard Lamar of Bass, Berry & Sims PLC at (615) 742-6209 or Ryan D. Thomas of Bass, Berry & Sims PLC at (615) 742-7765.
Sincerely,

/s/ Harriss T. Currie
Vice President, Finance and
Chief Financial Officer

cc:	Mark Brunhofer, Securities & Exchange Commission
Patrick J. Balthrop, Luminex Corporation
David S. Reiter, Esq., Luminex Corporation
Howard H. Lamar III, Bass, Berry & Sims PLC
Ryan D. Thomas, Esq., Bass, Berry & Sims PLC